BB 9/2

04019801

UNITED STATES
[redacted]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING AUG 3 0 2004 WASH. D.C. 185 SECTION

SEC FILE NUMBER
8-50484

OM 9/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Orion Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Pine Street, Suite 720
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis McNell (415) 962-3552
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dennis McNell swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orion Trading, LLC, as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27 DAY OF August, 2004

NOTARY PUBLIC

Notary Public

APRIL M. JOHNSON
COMM. #1330172
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2005

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report

Board of Directors
Orion Trading, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Orion Trading, LLC, as of June 30, 2004, and the related statements of loss, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of June 30, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 9, 2004

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

ORION TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash	$ 22,798

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 3,895
Members' equity	18,903
	$ 22,798

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF LOSS

FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Other income	$ 3,676
Expenses:	
Professional	6,327
Other operating expenses	613
	6,940
Net loss	$ (3,264)

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

Member's equity at June 30, 2003	$ 16,567
Capital contribution	5,600
Net loss	(3,264)
Members' equity at June 30, 2004	$ 18,903

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:	
Net loss	$ (3,264)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts payable and accrued expenses	(8,132)
Net cash used by operating activities	(11,396)
Cash flows from financing activities:	
Capital contribution and net cash provided by financing activities	5,600
Net decrease in cash	(5,796)
Cash, July 1, 2003	28,594
Cash, June 30, 2004	$ 22,798

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2004

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Orion Trading, LLC (the "Company") was organized in the State of California on November 9, 2000 by contributing all the shares of Orion Trading, Inc. for membership interests. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Being an LLC, the liability of the Company's members is limited to contributed capital.

The Company was a non-operating entity during the year ended June 30, 2004.

Income taxes:

The Company, a limited liability company ("LLC"), is taxed as a partnership under the Internal Revenue Code and a similar state statue. In lieu of incomes taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

Fair value of financial instruments:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(1).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2004, the Company had excess net capital of $13,903 and a net capital ratio of .21 to 1.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED JUNE 30, 2004

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2004.

4. Supplemental disclosures of cash flow information:

During the year ended June 30, 2004, cash was paid for:

Interest	$ None
Income taxes	$ None

5. Agreement to purchase member interests:

During the year ended June 30, 2004, the members of the Company entered into a two phase membership interest purchase agreement to sell their interests in the Company. The first phase of the agreement was to sell twenty percent of the membership interest of the Company and was completed prior to June 30, 2004. The second phase of the agreement includes selling the remaining eighty percent of the membership interests of the Company. The second phase of the agreement can not be executed until approval for the sale is obtained from the NASD, which had not occurred as of the date of the audit report. The purchase price for the total membership interest is $47,000.

ORION TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF SECURITIES AND EXCHANGE COMMISION

JUNE 30, 2004

Members' equity and net capital	$ 18,903
Reconciliation with Company's computation:	
Net capital as reported in Company's Part IIA (Unaudited) FOCUS report	15,403
Audit adjustment to reduce accounts payable and accrued expenses	3,500
	$ 18,903

See auditor's report.

ORION TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17A-5 OF SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

Accounts payable and accrued expenses and aggregate indebtedness	$ 3,895
Ratio of aggregate indebtedness to net capital	.21

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditor's Report On Internal
Control Structure Required By SEC Rule 17A-5

Board of Directors
Orion Trading, LLC
Orlando, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Orion Trading, LLC (the "Company") for the year ended June 30, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Orion Trading, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be place on surveillance by management and ownership.

This report is intended solely for the information and use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Cummings & Carroll LLC

August 9, 2004